82-03260



Interim Report  2006



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
Stock Code : 43

CONTENTS



MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

For the six months ended 30th June, 2006, C.P. Pokphand Co. Ltd. ("CPP" or the "Company") and its subsidiaries (the "Group") recorded a loss attributable to equity holders of US$41.1 million. Compared with the same period in 2005, the consolidated turnover decreased from US$846.9 million to US$789.3 million, representing a decrease of approximately 6.8%; while overall gross profit margin decreased from 12.4% to 8.1%.

Agribusiness

Compared with the same period in 2005, the consolidated turnover of the Group's agribusiness decreased by 6.8% to US$789.3 million. The drop was the result of a slowdown in the breeding and rearing industry in China, a reduction in the demand for feed and Day-Old-Chicks ("DOCs"), and also the changing business environment in the poultry meat business in China. Good news is that the adverse market environment has not prevented CPP from developing advanced production technologies, practicing farm management standardization and having superior livestock breeding. Furthermore, the Group continues to pursue its development of aquaculture, swine and layer businesses.

Consolidated turnover analysis – by activity


27.9%
57.0%
3.9%
4.9%
6.3%
Feed
Food Integration
Breeding & Rearing
Biochemical
Others

Feed

In the first half of 2006, feed remained the largest contributor to the Group in sales, accounting for 57.0% of the Group's consolidated turnover (2005: 56.8%). During the period, consolidated turnover was US$449.9 million and gross profit was US$56.9 million.

According to the report "Feed Market Trend Analysis for the 1st half of 2006" issued by the Ministry of Agriculture of the People's Republic of China, the country's total feed production volume decreased 9.2% to 43.0 million tones compared with the corresponding period of 2005. This drop was attributed to the diminishing return seen by the animal breeders which reduced the demand for feed.

According to the Ministry of Agriculture of the People's Republic of China, the domestic market price of broilers and swine feed was RMB2.1/kg and RMB1.8/kg, respectively, indicating a 3.9% and 4.0% drop from the same period last year. Operating under this unfavorable feed market environment, the Group's total feed sales declined 6.4% from the same period last year while gross profit margin went down 2.8%, from 15.4% to 12.6%.

Feed (continued)

The Group's feed products include chicken, swine, aqua, duck and cattle feed, among which poultry and swine accounted for 50% and 38%, respectively, of the total feed sales. Aqua sales increased to 6.3% as a result of the Group's gradual expansion into this business sector. Yet, the aqua feed sector is still in a stage of continuing development; up to now, production volume of aqua feed has reached 91,000 tones.

Food Integration

The food integration business accounted for about 27.9% of the Group's consolidated turnover in the first half of 2006 (2005: 28.4%). Turnover in this segment fell by US$20.4 million to US$220.2 million, a 8.5% drop compared with the same period last year. Despite an increase of 15.6%, approximately 99,000 tones in consolidated sales volume, results were offset by the falling raw poultry meat prices in China's domestic market. By and large, the cost of goods sold decreased by 4.0%, leading to an overall gross profit margin of the food integration business of 0.8%.

The food integration business's products include raw food and cooked food, among which raw food constituted 74.3% of the consolidated sales volume. In the first half of 2006, sales volume of raw food rose to 74,000 tones, an increase of 7,200 tones. This 10.9% rise is the initial result of the Group's intensive promotion of its food products under the brand name "Chia Tai". However, the selling price of poultry products entered into a slump under the taint of the bird flu pandemic looming across the industry. As a result, the gross profit of this segment was negatively affected. The Group believes selling prices of poultry products will rebound during the second half of the year due to shortages in the supply of poultry meat caused by a notable reduction of poultry growing activities during the first half of the year.

On the other hand, business growth in the cooked food sector has improved considerably. Consolidated sales volume of cooked food edged up 32.1%, or 6,200 tones, as compared with the same period last year. Approximately, 76.5% of the total cooked food products is for export, mainly to Japan. Compared to the same period last year, export volumes rose 39.6%, reaching a total of 19,000 tones.

The Group's cooked food products have been met with confidence by foreign importers. Since Japan introduced a "Positive List System for Agricultural Chemical Residues" across all imported poultry products, many other companies lost the exportation opportunity after failing to pass the requirements in breeding and rearing, as well as quarantine control.

The Group has adopted a completely closed management system for poultry breeding and a comprehensive quarantine control program; hence, the Group's product quality is unanimously affirmed by the Japanese importers. It is estimated the second half-year export business will continue to grow steadily.

Breeding and Rearing

Breeding and rearing accounted for 3.9% of the Group's consolidated turnover (2005: 4.2%). During the period under review, sales dropped by 13.3% to US$30.6 million as compared with the same period last year, resulting in a gross loss of US$6.7 million.



Breeding and Rearing (continued)
In the first half of 2006, the production volume of the Group's DOCs dropped 4.3% to 89.4 million birds, as compared with the same period last year. Not only did the slump in poultry meat market discourage farmers from their active involvement, the increase in corn prices also severely hampered such participation. Compared to the same period last year, the market price of DOCs dropped significantly. According to China Animal Husbandry Information Network, the market price of commercial DOCs on the whole fell in the range of RMB1.38 to RMB1.69 each. In other words, market price per bird averaged RMB1.55, which is equivalent to a drop of 32.0% compared to that of the same period last year. Overall, the Group believes the price for the DOC will definitely rebound especially after the sudden drop during the first six months of the year.

Apart from the poultry business, the Group has also expanded into swine rearing during the recent years. Currently, the Group's swine farms are mainly located in Hubei, Henan, Hunan, Guangxi and Yunnan. Production scale and method are still according to our standardized, advanced and scientific concepts. For the first half of the year, the swine breeding and rearing business constituted 26.8% of the overall breeding and rearing business, with production of 13,000 head of parent stock swine, 22,000 head of piglets and 64,000 head of swine. In the first half of 2006, the Group continues its effort in promoting "Standardized Farming of Swine Rearing", with an aim of enhancing the production volume of swine, as well as stimulating the sales of swine feed.

In addition, the Group continues to carry out its leadership role in the industry, actively promoting safety eggs and layers businesses. During the first half of 2006, activities from the layers business were satisfactory, with a production totaling 625,000 layers and 1,900 tones of eggs, accounting for 8.1% of the overall turnover of the business in breeding and rearing. At the present time, the layer business is still in the development stage.

Biochemical
The Group's biochemical products include Chlortetracycline ("CTC"), Di-Calcium Phosphate and L-Lysine monohydrochloride ("L-Lysine"). In the first half of 2006, turnover of this segment accounted for 4.9% of the Group's consolidated turnover (2005: 5.0%). During the period under review, turnover of the biochemical operation was US$38.9 million, representing a decrease of 9.0%, as compared with the same period last year. This drop could be accounted for by the reduction in sales volume of Di-Calcium Phosphate and L-Lysine products.

In contrast, the sales volume of CTC grew 9.7% from the same period last year while gross profit margin rose to 28.7% in the first half of 2006. Since CTC constituted 48% of the overall biochemical sales volume, overall gross profit margin edged up slightly to 21.1% from 19.1% of last year.

Shandong Chia Tai Ling Hua Bio-tech Co., Ltd., the Group's subsidiary, was scheduled to carry out its first phase production pilot run in June 2006. Upon completion, the annual production capacity of L-Lysine is expected to reach 100,000 tones.

Industrial Business
This business is operated by the Group's jointly controlled entities. Benefiting from the sustained growth in the China economy, the industrial business line reported a growth of 27.2% in turnover, from US$121.5 million to US$154.6 million, during the first half of this year compared with the same period last year. Overall, profit attributable to the equity holders from the industrial business amounted to US$0.7 million, which was US$0.1 million more than that of the same period last year.

Industrial Business (continued)

The development of western China will certainly spur demand for construction machinery. As the sole distributor of Caterpillar Inc.'s products there, the Group anticipates sound business performance for the second half of the year despite raw material prices already at a high level.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2006, the Group had total assets of US$922.5 million (31st December, 2005: US$925.4 million). Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) were US$530.4 million and 505.8% respectively, as compared to US$525.4 million and 347.4% as at 31st December, 2005.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.6% to 9.8% per annum for the period.

The Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations and short term and long term bank loans. The Group had cash and cash equivalents of US$35.4 million as at 30th June, 2006 (31st December, 2005: US$66.0 million), a decrease of US$30.6 million.

CHARGES ON GROUP ASSETS

As at 30th June, 2006, out of the total borrowings of US$530.4 million (31st December, 2005: US$525.4 million) obtained by the Group, only US$169.1 million (31st December, 2005: US$143.3 million) were secured and accounted for 31.9% (31st December, 2005: 27.3%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in the PRC with net book value of US$207.0 million (31st December, 2005: US$218.7 million) have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 30th June, 2006, the guarantees provided by the Group were US$19.4 million (31st December, 2005: US$7.4 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2006, the Group employed around 37,000 staff (including 10,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as a share option scheme.

UNAUDITED CONSOLIDATED RESULTS

The board of directors (the "Board") announces the unaudited consolidated results of the Group for the six months ended 30th June, 2006 together with the comparative figures for the corresponding period in 2005 and (for the information purpose) the audited comparative figures for the year ended 31st December, 2005, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th June, 2006 (Unaudited) US$'000	Six months ended 30th June, 2005 (Unaudited) Restated US$'000	Year ended 31st December, 2005 (Audited) US$'000
Revenue	2	**789,299**	846,929	1,832,764
Cost of sales		**(725,097)**	(742,093)	(1,631,676)
Gross profit		**64,202**	104,836	201,088
Selling and distribution costs		**(34,472)**	(30,878)	(69,690)
General and administrative expenses		**(49,674)**	(42,495)	(99,903)
Other income	3	**963**	16,419	23,615
Other losses	4	**(2,938)**	(8,856)	(16,748)
Finance costs		**(17,492)**	(17,483)	(28,607)
Share of profits and losses of:				
Jointly controlled entities		**(3,175)**	(1,305)	5,783
Associates		**553**	1,159	2,393
(Loss)/Profit before tax	5	**(42,033)**	21,397	17,931
Tax	6	**(2,455)**	(4,096)	(7,505)
(Loss)/Profit for the period		**(44,488)**	17,301	10,426
Attributable to:				
Equity holders of the Company		**(41,090)**	11,952	4,825
Minority interests		**(3,398)**	5,349	5,601
		(44,488)	17,301	10,426
		US cents	*US cent*	*US cent*
(Loss)/Earnings per share attributable to ordinary equity holders of the Company:	7			
Basic		**(1.422)**	0.498	0.182
Diluted		**N/A**	N/A	0.179
Dividend per share		**–**	–	–

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	**Six months ended 30th June, 2006 (Unaudited) US$'000**	Six months ended 30th June, 2005 (Unaudited) US$'000	Year ended 31st December, 2005 (Audited) US$'000
Surplus on revaluation		**–**	–	542
Exchange differences on translation of foreign currency financial statements and exchange realignment	12	**1,616**	–	3,337
Net gains not recognized in the income statement		**1,616**	–	3,879
Equity-settled share option arrangement		**–**	8,470	8,470
Release of reserves upon disposals of subsidiaries		**–**	2,822	(2,038)
Acquisition of additional interests in a subsidiary		**–**	120	(292)
Capital contribution by minority interests		**–**	–	1,952
Dividends paid to minority interests	12	**(3,501)**	(1,517)	(3,988)
Net (loss)/profit for the period/year	12	**(44,488)**	17,301	10,426
Issue of shares, including share premium		**–**	30,000	30,000
Total changes in equity		**(46,373)**	57,196	48,409



CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Non-current assets			
Property, plant and equipment	8	**453,163**	452,157
Investment properties		**3,217**	3,185
Land lease prepayments		**38,383**	38,282
Non-current livestock		**12,078**	9,864
Interests in jointly controlled entities		**61,732**	51,432
Interests in associates		**23,676**	28,048
Available-for-sale investments		**1,485**	1,480
Goodwill		**2,703**	2,703
Deferred tax assets		**2,404**	2,404
Total non-current assets		**598,841**	589,555
Current assets			
Current livestock		**19,012**	17,505
Inventories		**170,401**	163,860
Accounts receivable, other receivables and deposits	9	**70,894**	64,029
Bills receivable		**187**	175
Tax recoverable		**–**	434
Amounts due from related companies		**11,743**	10,968
Fixed and pledged deposits		**16,050**	12,890
Cash and cash equivalents		**35,396**	65,954
Total current assets		**323,683**	335,815

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Notes	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Current liabilities			
Accounts payable, other payables and accrued expenses	10	**236,847**	193,980
Bills payable		**26,712**	30,572
Tax payable		**5,243**	4,540
Provisions for staff bonuses and welfare benefits		**8,942**	8,893
Amounts due to related companies		**9,527**	10,738
Interest-bearing bank loans and other loans		**400,066**	388,989
Total current liabilities		**687,337**	637,712
Net current liabilities		**(363,654)**	(301,897)
Total assets less current liabilities		**235,187**	287,658
Non-current liabilities			
Interest-bearing bank loans and other loans		**(130,331)**	(136,429)
Net assets		**104,856**	151,229
Equity			
Equity attributable to equity holders of the Company			
Issued capital	11	**28,898**	28,898
Share premium account	12	**73,897**	73,897
Reserves	12	**(46,572)**	(6,672)
		56,223	96,123
Minority interests	12	**48,633**	55,106
Total equity		**104,856**	151,229



CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30th June,	
	2006	2005
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
Net cash inflow from operating activities before tax	**27,773**	48,237
Tax paid	**(1,339)**	(4,152)
Net cash inflow from operating activities	**26,434**	44,085
Net cash outflow from investing activities	**(34,601)**	(23,643)
Net cash (outflow)/inflow before financing activities	**(8,167)**	20,442
Net cash outflow from financing activities	**(23,196)**	(40,514)
Decrease in cash and cash equivalents	**(31,363)**	(20,072)
Effect of exchange rate changes, net	**805**	–
Cash and cash equivalents at beginning of period	**65,954**	74,369
Cash and cash equivalents at end of period	**35,396**	54,297

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ('IAS') 34 'Interim Financial Reporting' promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2005.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2005. As described in the annual financial statements for the year ended 31st December 2005, the following amendments to standards and interpretations are mandatory for financial year with annual period beginning on or after 1st January 2006:

- Amendment to IAS 21, Amendment to 'Net investment in a foreign operation';
- Amendment to IAS 39, Amendment to 'The fair value option';
- Amendments to IAS 39 and IFRS 4, Amendments to 'Financial guarantee contracts'; and
- IFRIC Interpretation 4, 'Determining whether an arrangement contains a lease'.

Management has assessed the impact of the above IAS where the adoption of these IAS did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC Interpretation 7, 'Applying the Restatement Approach under IAS 29', effective for annual periods beginning on or after 1st March 2006;
- IFRIC Interpretation 8, 'Scope of IFRS 2', effective for annual periods beginning on or after 1st May 2006;
- IFRIC Interpretation 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1st June 2006; and
- IFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1st January 2007. Amendment to IAS 1, Amendment to 'Capital disclosures', effective for annual periods beginning on or after 1st January 2007.

The Group is assessing the impact of the above standards, interpretations and amendments.



2. Revenue

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts and after elimination of intra-group transactions.

Segmental information

Business segments

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives US$'000	Investment and property holding US$'000	Total US$'000
For the six months ended 30th June, 2006				
Segment revenue:				
Total sales	**866,205**	**–**	**34**	**866,239**
Intersegment sales	**(76,908)**	**–**	**(32)**	**(76,940)**
Sales to external customers	**789,297**	**–**	**2**	**789,299**
Segment results	**(26,337)**	**(1,560)**	**7,953**	**(19,944)**
Other income	**361**	**–**	**167**	**528**
Other losses	**(2,938)**	**–**	**–**	**(2,938)**
Interest income				**435**
Finance costs				**(17,492)**
Share of profits and losses of jointly controlled entities	**(5,431)**	**2,256**	**–**	**(3,175)**
Share of profits and losses of associates	**553**	**–**	**–**	**553**
Loss before tax				**(42,033)**
Tax				**(2,455)**
Loss for the period				**(44,488)**
For the six months ended 30th June, 2005 (restated)				
Segment revenue:				
Total sales	934,055	–	36	934,091
Intersegment sales	(87,130)	–	(32)	(87,162)
Sales to external customers	846,925	–	4	846,929
Segment results	28,517	(1,529)	4,475	31,463
Other income	15,083	–	–	15,083
Other losses	(277)	–	(8,579)	(8,856)
Interest income				1,336
Finance costs				(17,483)
Share of profits and losses of jointly controlled entities	(3,437)	2,132	–	(1,305)
Share of profits and losses of associates	1,159	–	–	1,159
Profit before tax				21,397
Tax				(4,096)
Profit for the period				17,301

3. Other income

	Six months ended 30th June, 2006 (Unaudited) US$'000	Six months ended 30th June, 2005 (Unaudited) US$'000	Year ended 31st December, 2005 (Audited) US$'000
Excess over the cost of business combination recognized as income	**–**	–	192
Gain on disposal of subsidiaries	**–**	15,083	21,270
Gain on deregistration of a subsidiary	**167**	–	–
Unrealised gain on revaluation of livestock	**–**	–	1,149
Changes in fair value of investment properties	**–**	–	4
Interest income	**435**	1,336	1,000
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures	**361**	–	–
	963	16,419	23,615

4. Other losses

	Six months ended 30th June, 2006 (Unaudited) US$'000	Six months ended 30th June, 2005 (Unaudited) US$'000	Year ended 31st December, 2005 (Audited) US$'000
Loss on disposal of a jointly controlled entity	**–**	–	14
Unrealised loss on revaluation of livestock	**227**	–	–
Impairment of investment	**–**	109	–
Impairment of items of property, plant and equipment	**2,711**	–	8,264
Impairment of goodwill	**–**	277	–
Equity-settled share option expense	**–**	8,470	8,470
	2,938	8,856	16,748

5. (Loss)/Profit before tax

	Six months ended 30th June, 2006 (Unaudited) US$'000	Six months ended 30th June, 2005 (Unaudited) US$'000	Year ended 31st December, 2005 (Audited) US$'000
The Group's (loss)/profit before tax is arrived at after (crediting)/charging:			
Foreign exchange (gain)/loss, net	**(1,211)**	217	(29)
Depreciation	**25,009**	25,287	47,604
Amortization of land lease prepayments	**1,041**	750	1,330
Staff costs	**57,934**	48,764	102,671
Equity-settled share option expense	**–**	8,470	8,470
Loss on disposal of property, plant and equipments, net	**156**	176	483
Impairment of investment	**–**	109	–
Impairment of goodwill	**–**	277	–


13
C.P. POKPHAND CO. LTD. Interim Report 2006

6. Tax

	Six months ended 30th June, 2006 (Unaudited) US$'000	Six months ended 30th June, 2005 (Unaudited) Restated US$'000	Year ended 31st December, 2005 (Audited) US$'000
The Group:			
Provision for taxation in respect of profit for the period/year:			
PRC:			
Hong Kong	–	–	–
Mainland China	**2,455**	3,308	7,637
Deferred	–	788	(132)
Tax charge for the period/year	**2,455**	4,096	7,505

No provision for Hong Kong profits tax has been made as the Group earned no assessable income in Hong Kong during the period (2005: nil).

7. (Loss)/Earnings per share attributable to ordinary equity holders of the Company

(Loss)/Earnings per share is calculated based on the net loss from ordinary activities attributable to equity holders of the Company of US$41,090,000 (2005: net profit of US$11,952,000) and 2,889,730,786 shares (2005: weighted average of 2,402,230,786 shares) of the Company in issue during the period.

Diluted loss/earnings per share for the six months ended 30th June, 2005 and 2006 have not been disclosed as the share options and warrants outstanding have an anti-dilutive effect on the basic loss/earnings per share during the six months ended 30th June, 2005 and 2006.

8. Property, plant and equipment

Group

	Office premises in Hong Kong US$'000	Office premises in the Mainland China US$'000	Industrial buildings in the Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
1st January, 2006	10,091	8,697	299,365	514,083	73,380	27,103	39,866	972,585
Additions	–	–	345	92	3,676	2,117	20,917	27,147
Transfer in/(out)	–	–	3,527	3,329	967	–	(7,823)	–
Disposals	–	–	(2,982)	(1,475)	(444)	(986)	(104)	(5,991)
Exchange realignment	–	87	3,011	5,276	545	271	401	9,591
30th June, 2006	**10,091**	**8,784**	**303,266**	**521,305**	**78,124**	**28,505**	**53,257**	**1,003,332**
Accumulated depreciation and impairment losses:								
1st January, 2006	–	2,833	119,358	331,523	46,450	20,264	–	520,428
Depreciation provided during the period	69	10	6,981	13,970	2,944	1,035	–	25,009
Impairment losses provided during the period	–	–	813	1,898	–	–	–	2,711
Disposals	–	–	(1,037)	(856)	(376)	(849)	–	(3,118)
Exchange realignment	–	28	1,168	3,365	386	192	–	5,139
30th June, 2006	**69**	**2,871**	**127,283**	**349,900**	**49,404**	**20,642**	**–**	**550,169**
Net book value:								
30th June, 2006	**10,022**	**5,913**	**175,983**	**171,405**	**28,720**	**7,863**	**53,257**	**453,163**
31st December, 2005	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

9. **Accounts receivable, other receivables and deposits**

The Group normally grants a credit period of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest bearing. An aged analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	30th June, 2006 (Unaudited) *US$'000*	31st December, 2005 (Audited) *US$'000*
Accounts receivable:		
Less than 90 days	**28,288**	23,675
91 to 180 days	**1,504**	1,781
181 to 360 days	**715**	805
Over 360 days	**5,207**	4,991
	35,714	31,252
Other receivables and deposits	**40,281**	37,878
	75,995	69,130
Less: Provision for bad and doubtful debts	**(5,101)**	(5,101)
	70,894	64,029

10. **Accounts payable, other payables and accrued expenses**

An aged analysis of the accounts payable, other payables and accrued expenses of the Group is as follows:

	30th June, 2006 (Unaudited) *US$'000*	31st December, 2005 (Audited) *US$'000*
Accounts payable:		
Less than 90 days	**110,388**	85,148
91 to 180 days	**11,627**	5,183
181 to 360 days	**6,693**	1,532
Over 360 days	**1,498**	2,848
	130,206	94,711
Other payables and accrued expenses	**106,641**	99,269
	236,847	193,980

Accounts payable are non-interest bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest bearing and have an average term of one month.



11. Issued capital

	Notes	Number of shares 30th June, 2006 (Unaudited)	Number of shares 31st December, 2005 (Audited)	Issued capital 30th June, 2006 (Unaudited) US$'000	Issued capital 31st December, 2005 (Audited) US$'000
Authorised:					
15,000,000,000 ordinary shares of US$0.01 each				**150,000**	150,000
Issued and fully paid:					
At beginning of period/year		**2,889,730,786**	2,158,480,786	**28,898**	107,924
Capital reduction	*(i)*	**–**	–	**–**	(86,339)
Issue of subscription shares	*(ii)*	**–**	731,250,000	**–**	7,313
At end of period/year		**2,889,730,786**	2,889,730,786	**28,898**	28,898

Notes:

(i) During the year ended 31st December, 2005, the share capital of the Company was reorganised in the following manner:

(1) the paid-up capital and nominal value of each issued share was reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued share of the Company;

(2) the authorised but unissued shares be cancelled and the authorised share capital of the Company was increased to the original level by the creation of the requisite number of shares of nominal value US$0.01 each; and

(3) the credit of approximately US$86,339,000 (based on the 2,158,480,786 shares in issue) arising from the capital reduction was applied to the contributed surplus account of the Company, where it was utilized by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company.

(ii) On 2nd March, 2005, the Company entered into a subscription agreement with Worth Access Trading Limited ("Worth Access"), an associate of the controlling shareholder of the Company, for raising new equity by way of the subscription. The issuance of subscription shares at a price of HK$0.32 each for an aggregate consideration of HK$234,000,000. Under the Companies Act of Bermuda, it is not possible for the Company to issue the subscription shares at a price below the par value per share which stands at US$0.05 (approximately HK$0.39) before the capital reorganisation. The implementation of the capital reorganisation will allow the Company to proceed with the subscription.

The capital reorganisation was finalized on 22nd April, 2005. On the same day, the subscription shares were issued and allotted to Worth Access.

12. Reserves

	Attributable to equity holders of the Company										
	Share premium account US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalization reserve US$'000	Accumulated losses US$'000	Total US$'000	Minority interests US$'000	Total US$'000
1st January, 2006	73,897	8,470	7,589	28,865	20,862	10,868	(16,763)	(66,563)	67,225	55,106	122,331
Transfers from/(to) accumulated losses	-	-	-	-	1,123	457	-	(1,580)	-	-	-
Transfer to capital reserve *(Note)*	-	-	-	2,279	(1,140)	(1,139)	-	-	-	-	-
Exchange realignment	-	-	-	-	-	-	1,190	-	1,190	426	1,616
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(3,501)	(3,501)
Loss for the period	-	-	-	-	-	-	-	(41,090)	(41,090)	(3,398)	(44,488)
30th June, 2006	**73,897**	**8,470**	**7,589**	**31,144**	**20,845**	**10,186**	**(15,573)**	**(109,233)**	**27,325**	**48,633**	**75,958**

Note: During the period ended 30 June, 2006, reserve fund and expansion fund of approximately US$1,140,000 and US$1,139,000 respectively (2005: nil) were capitalized as a subsidiary's paid up capital, and the amount was transferred to capital reserve on consolidation.

13. Related party transactions

(a) A portion of the Group's sales and purchases transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont and Thanakorn Seriburi, directors of the Company, have beneficial interests. Details of major related party transactions are set out as follows:

	Notes	Six months ended 30th June, 2006 (Unaudited) US$'000	Six months ended 30th June, 2005 (Unaudited) US$'000	Year ended 31st December, 2005 (Audited) US$'000
Sales of goods to jointly controlled entities and associates	*(i)*	**11,520**	14,596	23,640
Sales of goods to related companies	*(i)*	**14,605**	17,013	40,760
Purchases of raw materials from jointly controlled entities and associates	*(ii)*	**26,270**	8,997	39,907
Purchases of raw materials from related companies	*(ii)*	**1,034**	601	1,139

(a) *Notes:*

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers.

13. **Related party transactions (continued)**

(b) During the period, the Group paid a technical fee of US$30,769 (2005: US$15,385) to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, director of the Company, has beneficial interest in the share capital of Dynamic Corporate Services Limited.

(c) During the period, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company, received rental income of approximately US$315,000 (2005: US$305,000) from a related party, C.P. Aquaculture (Hainan) Co., Ltd.

(d) Details of the outstanding balances with related parties are:
The amounts due from and to related companies are unsecured, non-interest bearing and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of these amounts due from and to related companies approximate to their fair values.

(e) Compensation of key management personnel of the Group:

	Six months ended 30th June,	
	2006	2005
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
Short term employee benefits	**1,782**	1,586
Employee share option benefits	**–**	6,973
Total compensation paid to key management personnel	**1,782**	8,559

The key management personnel of the Group are 15 directors and 4 senior management.

14. **Comparative amounts**

Due to the adoption of new IASs and IFRSs for the year ended 31st December, 2005, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirement. Accordingly, certain comparative amounts have been reclassified/restated to conform with the current period's presentation and accounting treatment.

INTERIM DIVIDEND

The Board does not recommend an interim dividend for the six months ended 30th June, 2006 (2005: nil).

FINANCIAL REVIEW

The following analyses are the Group's combined and attributable turnover under management (including turnover of the Company's jointly controlled entities and associates):

Analysis of the Group's combined and attributable turnover under management
Six months ended 30th June, 2006

	Combined turnover		**Group share**	**Attributable turnover**	
	US$ million	*%*	*%*	*US$ million*	*%*
PRC agri-business	1,140.7	88.1	29-100	868.5	92.0
PRC industrial business	154.6	11.9	28-55	75.9	8.0
	1,295.3	100.0		944.4	100.0

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

Save as disclosed below, the directors are not aware of any circumstances which would give rise to a disclosure obligation pursuant to the requirements under Rule 13.18 of the Listing Rules as at 30th June, 2006.

The Company entered into an agreement (the 'Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140.0 million (the "Loan Facility") on 18th April, 2005. The Loan Facility is to be repaid on 14 semi-annual consecutive instalments and the final maturity date of the Loan Facility is 28th April, 2012. As at 30th June, 2006, the outstanding amount owing by the Company under the Loan Facility was US$128.8 million.

Pursuant to the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) C.P. Intertrade Co., Ltd. ("CP Intertrade") at all times maintains its shareholding in CPI Holding Co., Ltd. ("CPI") at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51 %. An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the abovementioned events of default occurs, all amounts outstanding under the Loan Facility would become immediately due and payable by the Company.



DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 30th June, 2006, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(I) Long position in shares of the Company

	Number of shares held, capacity and nature of interest					Approximate percentage of the
Name of director/ chief executive	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	Company's issued share capital
Mr. Sumet Jiaravanon	1,004,014,695	-	-	-	1,004,014,695	34.74

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES (CONTINUED)

(II) Directors' interest in share options granted by the Company

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 10th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26th November, 2002, certain directors were granted share options. As at 30th June, 2006, the interests of the directors of the Company in options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of director	Date of grant	Number of shares issuable upon exercise of options held as at 30th June, 2006	Period during which options are exercisable	Price per share to be paid on exercise of options	Approximate percentage of shareholding
				HK$	%
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875	0.6056
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES (continued)

(II) Directors' interest in share options granted by the Company (continued)

Save as disclosed above, as at 30th June, 2006, none of the directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30th June, 2006, the following persons (other than a director or chief executive of the Company) had the interests or short positions of 5% or more in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Number of shareholders	*Notes*	Capacity and nature of interest	Name of shares held *(Note 1)*	Approximate percentage of the Company's issued share capital %
Krung Thai Bank Public Company Limited	*(2)*	Person having a security interest in shares	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	*(3)*	Beneficial owner	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	*(3)*	Interest of a controlled corporation	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	*(4)*	Beneficial owner	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	*(4)*	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	*(4)*	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Mr. Marc Lasry	*(5)*	Interest of controlled corporations	147,426,000 (L)	5.10





SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (continued)

Number of shareholders	Notes	Capacity and nature of interest	Name of shares held (Note 1)	Approximate percentage of the Company's issued share capital %
Ms. Cathy Cohen	(5)	Interest of spouse	147,426,000 (L)	5.10
Avenue Asia Capital Management Genpar LLC	(5)	Interest of controlled corporations	147,426,000 (L)	5.10
Avenue Asia Capital Management, L.P.	(5)	Interest of controlled corporations	147,426,000 (L)	5.10

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

(3) CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

(4) Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

(5) Avenue Asia Capital Management, L.P. beneficially owned 147,426,000 shares. Avenue Asia Capital Management Genpar LLC has declared an interest in these shares by virtue of its shareholding in Avenue Asia Capital Management, L.P.. Mr. Marc Lasry has declared an interest in these shares by virtue of its shareholding in Avenue Asia Capital Management Genpar LLC. Ms. Cathy Cohen being the spouse of Mr. Marc Lasry is deemed to be interested in Mr. Marc Lasry's interests.

Save as disclosed above, so far as is known to the directors, as at 30th June, 2006, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE OPTION SCHEME

Details of the directors' interest in the Old Scheme and the Existing Scheme are set out in the sub-section headed "Directors' interest in share options granted by the Company" under section headed "Directors' and chief executives' interests and short positions in shares, underlying shares or debentures" above.

Outstanding share options

As at 30th June, 2006, options to subscribe for an aggregate of 697,744,234 shares (which include the options granted to certain Directors as disclosed above) of the Company granted pursuant to the Old Scheme and the Existing Scheme were outstanding. Details are as follows:

Category of participant	Number of share options						Date of grant	Exercise period	Exercise price
	At 1st January, 2006	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	At 30th June, 2006			(HK$)
(i) Directors in aggregate	17,500,000	-	-	-	-	17,500,000	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
	68,769,614	-	-	-	-	68,769,614	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	65,600,000	-	-	-	-	65,600,000	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	87,000,000	-	-	-	-	87,000,000	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
(ii) Other senior executives in aggregate	60,739,236	-	-	-	-	60,739,236	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	49,248,078	-	-	-	-	49,248,078	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	41,848,078	-	-	-	-	41,848,078	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
(iii) Other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
(iv) Other participants in aggregate	25,000,000	-	-	-	-	25,000,000	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
	86,339,228	-	-	-	-	86,339,228	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	80,000,000	-	-	-	-	80,000,000	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	108,000,000	-	-	-	-	108,000,000	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
	697,744,234	-	-	-	-	697,744,234			



CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

The Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the six months ended 30th June, 2006, save for the deviation from code provision A.4.2.

This provision stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this Code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2006.

AUDIT COMMITTEE

The Audit Committee comprises the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practice. The principal duties of the Audit Committee include the reviewing and supervising of the Group's financial reporting process and internal controls. The Audit Committee has reviewed the Group's unaudited financial results for the six months ended 30th June, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 15th September, 2006

As at the date of this interim report, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

中期報告  2006

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

股份編號:43

目錄



管理層討論及分析

業務回顧

截至二零零六年六月三十日止六個月，卜蜂國際有限公司(「卜蜂國際」或「本公司」)及其附屬公司(「本集團」)的股東應佔虧損約為41,100,000美元。與二零零五年同期比較，綜合營業額由846,900,000美元下跌6.8%至789,300,000美元，而整體毛利率由去年同期12.4%下降至8.1%。

農牧業務

於回顧期內，農牧業務之綜合營業額錄得789,300,000美元，較上年同期下跌6.8%；下跌主要原因為國內養殖業務發展放緩、飼料及雞苗需求減少，以及禽肉營商環境改變而引起。好消息是卜蜂國際並未因營運之不景氣而停止農業生產高科技、管理規模化及高品質養殖的發展。同時，本集團繼續積極發展水產、豬及蛋雞業務。

綜合營業額分佈圖－按業務劃分



27.9%
57.0%
3.9%
4.9%
6.3%
飼料
食品一條龍
畜牧
生化
其它

飼料

二零零六年上半年度，飼料業務仍佔本集團最大的營業額，佔綜合營業額57.0%(二零零五年：56.8%)。期內飼料業務綜合營業額達449,900,000美元，毛利額為56,900,000美元。

根據中華人民共和國農業部發佈的「二零零六年上半年飼料市場形勢分析」，全國飼料產品總生產量約為4,300萬噸，較上年同期下降9.2%。下跌主要原因為農戶養殖效益下降，繼而推減飼料的需求量。

根據中華人民共和國農業部統計，國內市場肉雞和育肥豬飼料價格分別為每公斤人民幣2.1元及人民幣1.8元，比上年同期各下跌3.9%及4.0%。在飼料市場不景氣下，本集團的飼料營業額與往年同期相比下跌了6.4%，毛利率亦由往年15.4%降至12.6%，減少了2.8%。

飼料（續）

本集團的飼料產品包括雞、豬、水產、鴨及牛，而當中以家禽及豬的飼料比例較重，分別佔飼料營業額約50%及38%。隨著本集團漸漸擴大水產飼料業務的發展，水產業務佔飼料業務營業額的比重提升至6.3%，生產量達至91,000噸；至現階段水產飼料業仍在拓展。

食品一條龍

食品一條龍業務於二零零六年上半年內佔本集團綜合營業額27.9%（二零零五年：28.4%），該業務的營業額為220,200,000美元，較上年同期減少20,400,000美元。期內，縱使綜合銷售量錄得15.6%增長至99,000噸，但國內生品禽肉銷售價格下降，導致營業額下降8.5%，銷售成本亦比往年同期減少4.0%，促使食品一條龍業務之毛利率下降至0.8%。

本集團的一條龍禽肉產品可分成生品和熟品，其中生品佔綜合銷售量74.3%，達74,000噸，較上年同期增加7,200噸，增長了10.9%，此乃本集團積極推廣「正大」品牌食品的初步成效。但在禽流感陰霾下，國內禽肉營銷環境較往年差劣，禽肉銷售價格下降，影響了本集團食品業務的毛利。然而，本集團相信下半年的禽肉產品價格將會回升，原因是上半年農戶養殖家禽減少引致市面的禽肉供應量減少。

至於熟品業務，增長速度可觀，其綜合銷售量較上年同期增加6,200噸，增長了32.1%。本集團的熟品主要出口到日本，而出口的總銷售量達19,000噸，佔熟品總銷售量約76.5%，與上年同期比較增長39.6%。



目前，外國進口商對本集團所生產的熟食產品仍充滿信心。由於日本對進口雞肉產品實行《食品中殘留農業化學品肯定列表制度》，部分企業因未能符合飼養及檢疫流程的要求，遂失去出口機會。

本集團擁有完善的家禽飼養系統及檢疫控制程式，產品品質得到日本進口商的一致肯定，預計下半年出口業務將繼續平穩增長。

畜牧

畜牧業務佔本集團綜合營業額3.9%（二零零五年：4.2%）。期內，該業務的營業額為30,600,000美元，較上年同期下跌13.3%，產生毛虧6,700,000美元。

畜牧(續)

二零零六年上半年，本集團的雞苗生產量為89,400,000羽，較上年同期下降4.3%。因為毛雞價格偏低而玉米價格上漲，使養殖效益下降，農戶養殖家禽積極性降低。與上年同期比較，雞苗市場銷售價格大幅下跌。根據中國畜牧業信息網資料，商品代雞苗銷售價格為每羽介乎人民幣1.38元至1.69元，平均每羽約人民幣1.55元，較去年同期下降32.0%。但由於上半年的價格下降過於急劇，本集團相信下半年雞苗價格將會回升。

除了養殖家禽業務，本集團於近年來亦發展養豬業。目前，本集團的豬養殖場主要位於湖北、河南、湖南、廣西及雲南。生產方式繼續沿用標準化、規模化和科學化的經營理念。期內，豬養殖業務佔畜牧業務整體營業額26.8%，生產種豬13,000頭、小肉豬22,000頭和肉豬64,000頭。二零零六年上半年，本集團繼續推廣「建設豬產業標準化」，務求提升豬生產量及帶動豬飼料的銷售。

此外，本集團繼續發揮行業領導的地位，積極推廣安全蛋及蛋禽業務，並滿意發展情況。於二零零六年上半年，該業務佔畜牧業務整體營業額8.1%，共生產蛋雞625,000只和產蛋1,900噸。目前，蛋禽業務仍在拓展階段。

生化

本集團的生化產品包括金霉素、磷酸氫鈣和賴氨酸。該業務於二零零六年上半年內佔本集團綜合營業額4.9%(二零零五年：5.0%)。於期內，生化業務之營業額為38,900,000美元，較上年同期減少9.0%，下跌原因來自磷酸氫鈣和賴氨酸的銷售量減少。

相反，二零零六年上半年金霉素的銷售量比往年同期上升9.7%，毛利率亦上升至28.7%。由於金霉素佔總生化業務整體銷售量48.0%，以至整體毛利率由去年同期的19.1%輕微上升至21.1%。

山東正大菱花生物科技有限公司(本集團之附屬公司)於二零零六年六月份進行第一期試產，預計整項工程完成後將可年產10萬噸賴氨酸。

工業業務

本集團的工業業務由共同控制企業營運。期內，受惠於中國經濟持續增長，工業業務營業額較上年同期上升27.2%。工業業務營業額為154,600,000美元，於二零零五年同期則錄得121,500,000美元。整體而言，來自工業業務之本集團股東應佔利潤為700,000美元，與上年同期相比增加了100,000美元。

工業業務(續)

中國西部開發對機械的需求帶來一定支持。雖然原材料價格已在一個頗高的水平，但本集團作為美國卡特彼勒公司產品在中國西部的獨家代理，本集團估計下半年工業業務仍有好表現。

資金流動性及財政資源

於二零零六年六月三十日，本集團之總資產為922,500,000美元(二零零五年十二月三十一日：925,400,000美元)。總貸款及資本負債比率(資本負債比率計算方法為貸款總額除以權益總額包括少數股東權益)分別為530,400,000美元及505.8%，相對二零零五年十二月三十一日為525,400,000美元及347.4%。

本集團之大部份借貸為美元及人民幣，期間內之年利率約為4.6%至9.8%不等。

本集團未有安排任何衍生工具作利息及匯率對沖活動。

於中國所發生的銷售均以人民幣計算，而出口之銷售以外幣計算。本集團於購買入口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。

資本結構

本集團透過營運資金及短期及長期銀行貸款，以解決其流動資金需求。於二零零六年六月三十日，本集團持有現金及現金等額為35,400,000美元(二零零五年十二月三十一日：66,000,000美元)，相對去年底減少30,600,000美元。

集團資產抵押

於二零零六年六月三十日，本集團總貸款為530,400,000美元(二零零五年十二月三十一日：525,400,000美元)，其中169,100,000美元(二零零五年十二月三十一日：143,300,000美元)貸款需提供資產抵押，佔總額之31.9%(二零零五年十二月三十一日：27.3%)。本集團於中國若干物業、廠房及設備及預付土地租賃費之賬面淨額為207,000,000美元(二零零五年十二月三十一日：218,700,000美元)，已用作短期及長期銀行貸款之抵押。

或然負債

於二零零六年六月三十日，本集團提供擔保數額為19,400,000美元(二零零五年十二月三十一日：7,400,000美元)。

僱員及酬金政策

於二零零六年六月三十日，本集團於中國及香港共聘用約37,000名僱員(包括共同控制企業及聯營公司的10,000名僱員)。本集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療、資助培訓，以及購股權計劃。

未審核綜合業績

董事會(「董事會」)謹宣佈本集團截至二零零六年六月三十日止六個月之未審核綜合業績，連同二零零五年同期(未審核)及截至二零零五年十二月三十一日止年度之已審核業績(作參閱性質)之比較列載如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零六年 (未審核) 千美元	截至六月三十日止六個月 二零零五年 (未審核) 重列 千美元	截至十二月三十一日止年度 二零零五年 (已審核) 千美元
收入	2	**789,299**	846,929	1,832,764
銷售成本		**(725,097)**	(742,093)	(1,631,676)
毛利		**64,202**	104,836	201,088
銷售及分銷成本		**(34,472)**	(30,878)	(69,690)
行政及管理費用		**(49,674)**	(42,495)	(99,903)
其他收益	3	**963**	16,419	23,615
其他虧損	4	**(2,938)**	(8,856)	(16,748)
財務費用		**(17,492)**	(17,483)	(28,607)
應佔溢利及虧損：				
共同控制企業		**(3,175)**	(1,305)	5,783
聯營公司		**553**	1,159	2,393
除稅前(虧損)／溢利	5	**(42,033)**	21,397	17,931
稅項	6	**(2,455)**	(4,096)	(7,505)
期／年度內(虧損)／溢利		**(44,488)**	17,301	10,426
可供分配予：				
本公司股東		**(41,090)**	11,952	4,825
少數股東權益		**(3,398)**	5,349	5,601
		(44,488)	17,301	10,426
		美仙	美仙	美仙
本公司股東應佔之每股(虧損)／溢利：	7			
基本		**(1.422)**	0.498	0.182
攤薄後		**不適用**	不適用	0.179
每股股息		**–**	–	–

簡明綜合權益變動表

	附註	截至六月三十日止六個月 二零零六年 (未審核) 千美元	 二零零五年 (未審核) 千美元	截至十二月三十一日止年度 二零零五年 (已審核) 千美元
重估盈餘		–	–	542
換算以外幣為單位之財務報告之兌換差額及匯兌調整	12	**1,616**	–	3,337
未計入損益賬之溢利淨額		**1,616**	–	3,879
以股本結算之購股權安排		–	8,470	8,470
出售附屬公司之回撥儲備		–	2,822	(2,038)
收購一家附屬公司之額外權益		–	120	(292)
少數股東之資本投入		–	–	1,952
支付少數股東股息	12	**(3,501)**	(1,517)	(3,988)
期／年度內(虧損)／溢利淨額	12	**(44,488)**	17,301	10,426
發行股份，包括股份溢價		–	30,000	30,000
權益變動總額		**(46,373)**	57,196	48,409



簡明綜合資產負債表

	附註	二零零六年 六月三十日 (未審核) 千美元	二零零五年 十二月三十一日 (已審核) 千美元
非流動資產			
物業、廠房及設備	8	**453,163**	452,157
投資物業		**3,217**	3,185
預付土地租賃費		**38,383**	38,282
非當期禽畜		**12,078**	9,864
共同控制企業權益		**61,732**	51,432
聯營公司權益		**23,676**	28,048
可供出售之投資		**1,485**	1,480
商譽		**2,703**	2,703
遞延稅項資產		**2,404**	2,404
非流動資產合計		**598,841**	589,555
流動資產			
當期禽畜		**19,012**	17,505
存貨		**170,401**	163,860
應收賬款、其他應收賬款及按金	9	**70,894**	64,029
應收票據		**187**	175
可退回稅項		**–**	434
應收相關企業款項		**11,743**	10,968
定期及抵押存款		**16,050**	12,890
現金及現金等額		**35,396**	65,954
流動資產合計		**323,683**	335,815



簡明綜合資產負債表(續)

	附註	二零零六年 六月三十日 (未審核) 千美元	二零零五年 十二月三十一日 (已審核) 千美元
流動負債			
應付賬款、其他應付賬款及預提費用	*10*	**236,847**	193,980
應付票據		**26,712**	30,572
應付稅項		**5,243**	4,540
職工獎勵及福利撥備		**8,942**	8,893
應付相關企業款項		**9,527**	10,738
附利息之銀行貸款及其他貸款		**400,066**	388,989
流動負債合計		**687,337**	637,712
淨流動負債		**(363,654)**	(301,897)
總資產減流動負債		**235,187**	287,658
非流動負債			
附利息之銀行貸款及其他貸款		**(130,331)**	(136,429)
資產淨值		**104,856**	151,229
權益			
本公司股東應佔權益			
已發行股本	*11*	**28,898**	28,898
股份溢價賬	*12*	**73,897**	73,897
儲備	*12*	**(46,572)**	(6,672)
		56,223	96,123
少數股東權益	*12*	**48,633**	55,106
權益總額		**104,856**	151,229



簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零六年 (未審核) *千美元*	二零零五年 (未審核) *千美元*
除稅前營運業務之現金流入淨額	**27,773**	48,237
已付稅項	**(1,339)**	(4,152)
營運業務之現金流入淨額	**26,434**	44,085
投資業務之現金流出淨額	**(34,601)**	(23,643)
未計融資業務之現金流(出)／入淨額	**(8,167)**	20,442
融資業務之現金流出淨額	**(23,196)**	(40,514)
現金及現金等額之減少	**(31,363)**	(20,072)
兌換率變更之淨影響	**805**	–
期初之現金及現金等額	**65,954**	74,369
期終之現金及現金等額	**35,396**	54,297



簡明綜合財務報告附註：

1. **編制基準及主要會計準則**

本簡明綜合中期財務報告乃未審核及按國際會計準則委員會頒佈的國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16之有關規定而編製。

本未審核簡明綜合中期財務報告應與二零零五年年度財務報告一併閱讀。

所採用之會計政策與截至二零零五年十二月三十一日止年度之年度財務報告所採用的會計政策一致。如截至二零零五年十二月三十一日止年度之年度財務報告所述，下列準則的修訂和詮釋自二零零六年一月一日或以後開始的財政年度強制執行：

- 國際會計準則第21號之修訂「於海外業務之投資淨額」；
- 國際會計準則第39號之修訂「公平值選擇權」；
- 國際會計準則第39號及國際財務報告準則第4號之修訂「財務擔保合約」；及
- 國際財務報告準則詮釋委員會－詮釋第4號「釐定一項安排是否包含租賃」。

管理層已評估上述國際會計準則之影響，採用此等國際會計準則不會對本集團之財務報告構成重大影響，亦不會對本集團之會計政策造成重大變動。

下列已頒佈但在二零零六年仍未生效的新訂準則、對準則的修訂和詮釋並無提早採用：

- 國際財務報告準則詮釋委員會－詮釋第7號「應用國際會計準則第29號下的重列法」，自二零零六年三月一日或以後開始的財政年度生效；
- 國際財務報告準則詮釋委員會－詮釋第8號「國際財務報告準則第2號的範圍」，自二零零六年五月一日或以後開始的財政年度生效；
- 國際財務報告準則詮釋委員會－詮釋第9號「重新評估勘入式衍生工具」，自二零零六年六月一日或以後開始的財政年度生效；及
- 國際財務報告準則第7號「金融工具：披露」，自二零零七年一月一日或以後開始的財政年度生效。國際會計準則第1號之修訂「資本披露」，自二零零七年一月一日或以後開始的財政年度生效。

本集團正在評估上述準則、詮釋和修訂的影響。

2. **收入**

收入，即本集團之營業額，乃租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

分部資料

商業分類

	飼料廠及禽畜業務及農產品貿易 千美元	產銷摩托車及汽車零部件 千美元	投資及物業控股 千美元	總額 千美元
截至二零零六年六月三十日止六個月				
分部收入:				
總銷售	**866,205**	**–**	**34**	**866,239**
分部間之銷售	**(76,908)**	**–**	**(32)**	**(76,940)**
銷售予外來顧客	**789,297**	**–**	**2**	**789,299**
分部業績	**(26,337)**	**(1,560)**	**7,953**	**(19,944)**
其他收益	**361**	**–**	**167**	**528**
其他虧損	**(2,938)**	**–**	**–**	**(2,938)**
利息收入				**435**
財務費用				**(17,492)**
共同控制企業應佔溢利及虧損	**(5,431)**	**2,256**	**–**	**(3,175)**
聯營公司應佔溢利及虧損	**553**	**–**	**–**	**553**
除税前虧損				**(42,033)**
税項				**(2,455)**
期內虧損				**(44,488)**
截至二零零五年六月三十日止六個月(重列)				
分部收入:				
總銷售	934,055	–	36	934,091
分部間之銷售	(87,130)	–	(32)	(87,162)
銷售予外來顧客	846,925	–	4	846,929
分部業績	28,517	(1,529)	4,475	31,463
其他收益	15,083	–	–	15,083
其他虧損	(277)	–	(8,579)	(8,856)
利息收入				1,336
財務費用				(17,483)
共同控制企業應佔溢利及虧損	(3,437)	2,132	–	(1,305)
聯營公司應佔溢利及虧損	1,159	–	–	1,159
除税前溢利				21,397
税項				(4,096)
期內溢利				17,301

3. 其他收益

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年	二零零五年	二零零五年
	(未審核)	(未審核)	(已審核)
	千美元	千美元	千美元
確認為收入之超逾業務合併之成本	–	–	192
出售附屬公司之溢利	–	15,083	21,270
註銷一家附屬公司所得溢利	167	–	–
重估禽畜值之未變現溢利	–	–	1,149
投資物業公允值變動之收益	–	–	4
利息收益	435	1,336	1,000
中國企業之利潤分配作再投資退稅	361	–	–
	963	16,419	23,615

4. 其他虧損

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年	二零零五年	二零零五年
	(未審核)	(未審核)	(已審核)
	千美元	千美元	千美元
出售一家共同控制企業之虧損	–	–	14
重估禽畜值之未變現虧損	227	–	–
投資之耗損	–	109	–
物業、廠房及設備之耗損	2,711	–	8,264
商譽之耗損	–	277	–
以股本結算之購股權費用	–	8,470	8,470
	2,938	8,856	16,748

5. 除稅前(虧損)／溢利

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年	二零零五年	二零零五年
	(未審核)	(未審核)	(已審核)
	千美元	千美元	千美元
本集團所得之除稅前(虧損)／溢利經(計入)／扣除下列各項：			
外幣兌換(溢利)／虧損淨額	(1,211)	217	(29)
折舊	25,009	25,287	47,604
預付土地租賃費之攤銷	1,041	750	1,330
職工薪酬	57,934	48,764	102,671
以股本結算之購股權費用	–	8,470	8,470
出售物業、廠房及設備之虧損淨額	156	176	483
投資之耗損	–	109	–
商譽之耗損	–	277	–

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零六年 (未審核)	二零零五年 (未審核) 重列	二零零五年 (已審核)
	千美元	千美元	千美元
本集團：			
就期間／年度內溢利之稅項撥備：			
中國：			
香港	–	–	–
大陸地區	2,455	3,308	7,637
遞延稅項	–	788	(132)
期／年度內稅項	2,455	4,096	7,505

因期內本集團未有在香港賺取應課稅收入，所以未作香港稅項撥備(二零零五年：無)。

7. 本公司股東應佔之每股(虧損)／溢利

每股(虧損)／溢利乃按本公司股東應佔常規業務虧損淨額41,090,000美元(二零零五年溢利淨額：11,952,000美元)及本公司於期間內已發行股份2,889,730,786股(二零零五年加權平均數：2,402,230,786股)計算。

由於截至二零零五年及二零零六年六月三十日止六個月未行使之購股權及認股權證於每股基本虧損／溢利有反攤薄效應，因此，並無披露截至二零零五年及二零零六年六月三十日止六個月之每股攤薄虧損／溢利。

8. 物業、廠房及設備

本集團

	香港之寫字樓樓宇	中國之寫字樓樓宇	中國之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
成本或估值:								
二零零六年一月一日	10,091	8,697	299,365	514,083	73,380	27,103	39,866	972,585
添置	–	–	345	92	3,676	2,117	20,917	27,147
撥入／(出)	–	–	3,527	3,329	967	–	(7,823)	–
出售	–	–	(2,982)	(1,475)	(444)	(986)	(104)	(5,991)
匯兌調整	–	87	3,011	5,276	545	271	401	9,591
二零零六年六月三十日	10,091	8,784	303,266	521,305	78,124	28,505	53,257	1,003,332
累計折舊及耗損:								
二零零六年一月一日	–	2,833	119,358	331,523	46,450	20,264	–	520,428
期內折舊撥備	69	10	6,981	13,970	2,944	1,035	–	25,009
期內耗損撥備	–	–	813	1,898	–	–	–	2,711
出售	–	–	(1,037)	(856)	(376)	(849)	–	(3,118)
匯兌調整	–	28	1,168	3,365	386	192	–	5,139
二零零六年六月三十日	69	2,871	127,283	349,900	49,404	20,642	–	550,169
賬面淨額：								
二零零六年六月三十日	10,022	5,913	175,983	171,405	28,720	7,863	53,257	453,163
二零零五年十二月三十一日	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

9. 應收賬款、其他應收賬款及按金

本集團普遍採用之信貸期最高為90日。本集團對應收賬款結欠採取嚴格之監控。管理層亦會定時檢查過期之結欠。經考慮上述原因及本集團之應收賬款的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬款、其他應收賬款及按金概無利息。本集團應收賬款之賬齡分析、其他應收賬款及按金如下：

	二零零六年六月三十日 (未審核) 千美元	二零零五年十二月三十一日 (已審核) 千美元
應收賬款：		
少於90日	**28,288**	23,675
91至180日	**1,504**	1,781
181至360日	**715**	805
多於360日	**5,207**	4,991
	35,714	31,252
其他應收賬款及按金	**40,281**	37,878
	75,995	69,130
減：呆壞賬撥備	**(5,101)**	(5,101)
	70,894	64,029

10. 應付賬款、其他應付賬款及預提費用

本集團應付賬款之賬齡分析、其他應付賬款及預提費用如下：

	二零零六年六月三十日 (未審核) 千美元	二零零五年十二月三十一日 (已審核) 千美元
應付賬款：		
少於90日	**110,388**	85,148
91至180日	**11,627**	5,183
181至360日	**6,693**	1,532
多於360日	**1,498**	2,848
	130,206	94,711
其他應付賬款及預提費用	**106,641**	99,269
	236,847	193,980

應付賬款乃不附利息及一般以60日為付款期。其他應付賬款及預提費用為不附利息及以一個月為平均付款期。

11. 已發行股本

	附註	股份數目		已發行股本	
		二零零六年六月三十日（未審核）	二零零五年十二月三十一日（已審核）	二零零六年六月三十日（未審核）千美元	二零零五年十二月三十一日（已審核）千美元
法定：					
15,000,000,000股普通股每股0.01美元				**150,000**	150,000
已發行及繳足：					
於期／年初		**2,889,730,786**	2,158,480,786	**28,898**	107,924
削減股本	*(i)*	–	–	–	(86,339)
發行認購股份	*(ii)*	–	731,250,000	–	7,313
於期／年末		**2,889,730,786**	2,889,730,786	**28,898**	28,898

附註：

(i) 截至二零零五年十二月三十一日止年度內，本公司之股本以下列方式重組：

(1) 將已發行股份及繳足之股本面值由每股0.05美元削減至0.01美元，共註銷本公司已發行及繳足股本每股0.04美元；

(2) 法定但未發行之股份將會註銷，而本公司之註冊股本將會因發行所需數額之每股0.01美元的股份而增加；及

(3) 董事根據本公司之細則及適用之法例處理，由削減股本為數86,339,000美元（按已發行2,158,480,786股計算）之金額將撥入本公司之繳入盈餘賬，抵銷本公司之累計虧損。

(ii) 於二零零五年三月二日，本公司與Worth Access Trading Limited（「Worth Access」），本公司控權股東之聯繫人，簽訂認購協議，以發行認購股份來籌集資金。Worth Access以每股0.32港元認購股份，總代價共234,000,000港元。按百慕達公司法，本公司沒法以低於每股股份之面值去發行認購股份。在股本重組前，本公司股份之面值為0.05美元（相當於0.39港元）。實行股本重組後，本公司能夠進行認購股份計劃。

股本重組已於二零零五年四月二十二日完成。於同日，認購股份已發行及配發予Worth Access。





12. 儲備

	本公司股東應佔										
	股份溢價賬	購股權儲備	資產重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	累計虧損	總額	少數股東	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
二零零六年一月一日	73,897	8,470	7,589	28,865	20,862	10,868	(16,763)	(66,563)	67,225	55,106	122,331
撥自／(入)累計虧損	–	–	–	–	1,123	457	–	(1,580)	–	–	–
轉撥至資本儲備 *(附註)*	–	–	–	2,279	(1,140)	(1,139)	–	–	–	–	–
外匯調整	–	–	–	–	–	–	1,190	–	1,190	426	1,616
支付少數股東股息	–	–	–	–	–	–	–	–	–	(3,501)	(3,501)
期間內虧損淨額	–	–	–	–	–	–	–	(41,090)	(41,090)	(3,398)	(44,488)
二零零六年六月三十日	**73,897**	**8,470**	**7,589**	**31,144**	**20,845**	**10,186**	**(15,573)**	**(109,233)**	**27,325**	**48,633**	**75,958**

*附註：*於截至二零零六年六月三十日止期內，附屬公司之儲備基金及發展基金分別約1,140,000美元及1,139,000美元(二零零五年：無)已撥充為該附屬公司之已繳足資本，而此筆款項已於綜合賬目時撥入資本儲備。

13. 相關企業交易

(a) 本集團之部份銷售及採購交易以及若干次要之商業交易乃與本公司之董事謝中民先生、謝國民先生及李紹祝先生擁有實益權益之公司進行。主要相關企業交易之詳情列載如下：

	附註	截至六月三十日止六個月 二零零六年 (未審核) *千美元*	截至六月三十日止六個月 二零零五年 (未審核) *千美元*	截至十二月三十一日止年度 二零零五年 (已審核) *千美元*
銷售產品予共同控制企業及聯營公司	*(i)*	**11,520**	14,596	23,640
銷售產品予相關企業	*(i)*	**14,605**	17,013	40,760
向共同控制企業及聯營公司購買原料	*(ii)*	**26,270**	8,997	39,907
向相關企業購買原料	*(ii)*	**1,034**	601	1,139

(a) *附註：*

(i) 銷售之產品乃根據本集團既定並提供予其他主要顧客之價格及條件出售。

(ii) 購買之原料乃根據供應商既定並提供予其他主要顧客之價格及條件進行。

13. **相關企業交易(續)**

(b) 於期內，本集團支付予Dynamic Corporate Services Limited之技術費用為30,769美元(二零零五年：15,385美元)作為該公司向本集團提供技術及管理支援服務之費用。此技術費乃按雙方企業協定之服務費用釐定。

本公司之董事何平僊先生於Dynamic Corporate Services Limited股本中持有實益權益。

(c) 於期內，海南正大畜牧有限公司，本公司之一家全資附屬公司，收到一家相關公司卜蜂水產飼料(海南)有限公司之租金收益約315,000美元(二零零五年：305,000美元)。

(d) 有關相關企業之餘額，詳情如下：
應收及應付相關企業款項乃無抵押、無附利息及無固定還款期，董事亦認為該等款項乃本集團日常業務中產生。應收及應付之相關企業款項之賬面值與其公允值相若。

(e) 本集團支付主要管理人員之報酬：

	截至六月三十日止六個月	
	二零零六年 (未審核) *千美元*	二零零五年 (未審核) *千美元*
短期僱員福利	**1,782**	1,586
購股權計劃	–	6,973
支付主要管理人員之總報酬	**1,782**	8,559

本集團之主要管理人員有15位董事及4位高級管理人員。

14. **比對數字**

由於二零零五年十二月三十一日止年度採納新國際會計準則及國際財務報告準則，若干項目及結餘於財務報表中之入賬及列報已修訂以符合新的要求。據此，若干比較數字已重新分類／重列，以符合本期間之列報及會計入賬方式。

中期股息

董事會並不建議就截至二零零六年六月三十日止六個月內派發中期股息(二零零五年：無)。

財務回顧

本集團參與管理之合併及應佔營業額(包括本公司之共同控制企業及聯營公司之營業額)分析列載如下：

本集團參與管理之合併及應佔營業額分析

截至二零零六年六月三十日止六個月

	合併營業額		本集團 所佔比率	應佔營業額	
	百萬美元	%	%	*百萬美元*	%
中國農牧業務	1,140.7	88.1	29-100	868.5	92.0
中國工業業務	154.6	11.9	28-55	75.9	8.0
	1,295.3	100.0		944.4	100.0

根據上市規則第13.18條須予披露資料

除下述披露者外，於二零零六年六月三十日，董事並不知悉任何情況為根據上市規則第13.18條所規定而須予披露。

於二零零五年四月十八日，本公司與兩家泰國銀行訂立一項協議（「貸款信貸協議」），有關140,000,000美元貸款信貸（「貸款信貸」）。貸款信貸將以連續十四期之半年分期償還及貸款信貸之最後到期日為二零一二年四月二十八日。於二零零六年六月三十日，本公司根據貸款信貸下之未償還款額為128,800,000美元。

根據貸款信貸協議，如本公司未能促使(1) C.P. Intertrade Co., Ltd.（「CPI Intertrade」）時刻維持其於CPI Holding Co., Ltd.（「CPI」）之股權不少於99% (CP Intertrade現時持有CPI之100%已發行股份）及(2) CPI 及其聯屬人士C.P. Intertrade Co., Ltd.（「CP Intertrade」）（為(i)任何人士或個體持有CPI直接或間接權益；或(ii)任何該等人士及／或個體合共持有不少於30%權益之公司）時刻合共持有本公司累計股權不少於46.51%，將構成一項違約事件。CPI之聯屬人士亦承諾倘及當出售其資產後以股本注入或無優先權貸款予本公司。倘發生上述任何一項違約事件，按貸款信貸，本公司之所有未償還款項將即時須予償還。

董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉

於二零零六年六月三十日，本公司董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例（「證券條例」）第XV部份）之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部（包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉）須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市發行人董事進行證券交易的標準守則（「標準守則」）規定已知會本公司及聯交所之權益或淡倉如下：

(i) 持有本公司之好倉股份

	持股數量、權益資格及性質					持有本公司
董事／主要 行政人員名稱	直接 實益擁有者	經配偶或 未成年子女	經控制公司	信託 權益	持有 股份總數	已發行股本 之概約百份比
謝中民先生	1,004,014,695	-	-	-	1,004,014,695	34.74

董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉(續)

(ii) 董事於本公司之購股權權益

根據本公司於一九九二年四月十日採納之購股權計劃，並已於二零零二年四月十日屆滿之舊購股權計劃(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於二零零六年六月三十日，董事根據舊計劃及現有計劃有權認購本公司股份之權益如下：

董事名稱	授出日期	於二零零六年六月三十日行使購股權可授出股份數目	購股權行使期	購股權每股行使價 港元	持股量概約百分比 (%)
謝中民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.4429
	二零零四年五月三日	12,800,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.4429
	二零零五年五月十九日	12,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.4429
	二零零四年五月三日	12,800,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.4429
	二零零五年五月十九日	12,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	一九九八年八月十日至二零零八年八月十日	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.7469
	二零零四年五月三日	20,000,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.6921
	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.7469
	二零零四年五月三日	20,000,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.6921
	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267

董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉(續)

(ii) 董事於本公司之購股權權益(續)

除上述披露者外，於二零零六年六月三十日，本公司董事及主要行政人員概無於本公司或其任何相聯法團(定義見證券條例第XV部份)之股份、相關股份或債券登記權益及淡倉需根據證券條例第XV部第七及第八分部(包括根據證券條例之該等條文任何該等董事及主要行政人員擁有或被視作擁有之權益或淡倉)須知會本公司及聯交所及根據證券期貨條例第352條規定須記錄於該條所述之登記冊，或須根據標準守則規定已知會本公司及聯交所。

主要股東及其他人士擁有股份及相關股份之權益及淡倉

於二零零六年六月三十日，根據證券條例第336條持有本公司之股份或相關股份面值5%或以上之權益或淡倉，並須由本公司存置記錄在登記冊之人士(非本公司董事或主要行政人員)如下：

股東名稱	附註	權益資格及性質	持有股份數目 (附註1)	持有本公司已發行股本之概約百分比 %
Krung Thai Bank Public Company Limited	(2)	抵押權益	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	(3)	實益擁有者	1,004,014,695 (L及S)	34.74
C.P. Intertrade Co., Ltd.	(3)	控制公司權益	1,004,014,695 (L及S)	34.74
Worth Access Trading Limited	(4)	實益擁有者	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	(4)	控制公司權益	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	(4)	控制公司權益	1,059,190,000 (L)	30.54
Marc Lasry先生	(5)	控制公司權益	147,426,000 (L)	5.10

主要股東及其他人士擁有股份及相關股份之權益及淡倉(續)

股東名稱	附註	權益 資格及性質	持有 股份數目 (附註1)	持有本公司 已發行股本 之概約百分比 %
Cathy Cohen女士	(5)	配偶權益	147,426,000 (L)	5.10
Avenue Asia Capital Management Genpar LLC	(5)	控制公司權益	147,426,000 (L)	5.10
Avenue Asia Capital Management, L.P.	(5)	控制公司權益	147,426,000 (L)	5.10

附註：

(1) 「L」代表好倉，而「S」代表淡倉。

(2) Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

(3) CPI Holding Co., Ltd.實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份。C.P. Intertrade Co., Ltd.亦公佈因擁有CPI Holding Co., Ltd.之股權，故同樣擁有該等股份之權益。

(4) Worth Access Trading Limited擁有1,059,190,000股好倉股份(包括481,250,000股股份及隨附577,940,000股認股權證)。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access Trading Limited之股權，故同樣擁有1,059,190,000股股份之權益。同時，Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

(5) Avenue Asia Capital Management, L.P.實益擁有147,426,000股股份，Avenue Asia Capital Management Genpar LLC亦公佈因擁有Avenue Asia Capital Management, L.P.之股權，故同樣擁有該等股份之權益。Marc Lasry先生公佈因擁有Avenue Asia Capital Management Genpar LLC之股權，故亦同樣擁有該等股份之權益，而Cathy Cohen女士乃Marc Lasry先生之配偶，故視為同樣擁有Marc Lasry先生之該等權益。

除上文所披露者外，據董事所知，於二零零六年六月三十日，概無其他人士(非本公司董事及主要行政人員)擁有根據證券條例第336條規定須存置於登記冊本公司之股份或相關股份之權益或淡倉。



購股權計劃

董事於舊計劃及現有計劃之權益詳情載列於上述「董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉」一節之「董事於本公司之購股權權益」分部。

尚未行使之購股權

於二零零六年六月三十日，根據舊計劃及現有計劃授出累計可認購697,744,234股（包括上文所披露授予若干董事之購股權）本公司股份之購股權尚未獲行使，有關詳情如下：

參與人組別	購股權數量 於二零零六年一月一日	期內授出	期內行使	期內註銷	期內失效	於二零零六年六月三十日	授出日期	行使期	行使價（港元）
(i) 董事總計	17,500,000	-	-	-	-	17,500,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
	68,769,614	-	-	-	-	68,769,614	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	65,600,000	-	-	-	-	65,600,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	87,000,000	-	-	-	-	87,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(ii) 其他高級行政人員總計	60,739,236	-	-	-	-	60,739,236	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	49,248,078	-	-	-	-	49,248,078	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	41,848,078	-	-	-	-	41,848,078	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(iii) 其他僱員總計	7,700,000	-	-	-	-	7,700,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
(iv) 其他參與人總計	25,000,000	-	-	-	-	25,000,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
	86,339,228	-	-	-	-	86,339,228	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	80,000,000	-	-	-	-	80,000,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	108,000,000	-	-	-	-	108,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
	697,744,234	-	-	-	-	697,744,234			

企業管治常規守則

本公司承諾謹守奉行高標準之企業管治，以適當地保障及促進全體股東權益及提升企業價值與問責性。

於二零零六年六月三十日止六個月期內，本公司已遵守聯交所證券上市規則附錄十四－《企業管治常規守則》(「企管守則」)之所有守則條文，惟守則條文A.4.2有所偏離除外。

該守則條文規定每名董事(包括有指定任期的董事)應至少每三年一次輪流退任。本公司根據C.P. Pokphand Company Act, 1988(「私法」)於百慕達成立。根據私法第3(e)段，本公司任何執行董事長及常務董事長無須於各股東週年大會上輪流退任。為達到此項企管守則條文預定之效果，謝國民先生(執行董事長)，自願根據本公司之細則有關其他董事須輪流退任之規定定期輪流退任。

董事進行證券交易之標準守則

本公司已採納標準守則作為本公司董事進行證券交易之操守準則。本公司向全體董事作出特別查詢後，於二零零六年六月三十日止六個月之期間內，董事均已符合標準守則所規定標準。

審核委員會

審核委員會之成員為三位獨立非執行董事。審核委員會之成立有助加強企業管治應用。審核委員會之主要責任包括檢討及監察本集團之財務報告程序及內部監控。審核委員會已審閱本集團截至二零零六年六月三十日止六個月之未經審核財務業績。

購買、出售或贖回上市證券

於回顧期間內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

承董事會命
董事
何平僊

香港，二零零六年九月十五日

於本中期報告日，董事會包括十二位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、黃業夫先生、何炎光先生、何平僊先生、白善霖先生、謝吉人先生、謝杰人先生、謝仁基先生及謝漢人先生與三位獨立非執行董事：Kowit Wattana先生、Sombat Deo-isres先生及馬照祥先生。

